Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 1 DATED JULY 31, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE W421 Controlled Subsidiary – Los Angeles, CA

On July 25, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W421 (the “RSE W421 Controlled Subsidiary”), for an initial purchase price of approximately $7,325,000, which is the initial stated value of our equity interest in the RSE W421 Controlled Subsidiary (the “RSE W421 Investment”). The RSE W421 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 11,300 square feet of gross rentable area on an approximately 11,250 square foot lot (the “W421 Property”). The property was delivered vacant with a warm shell creative office build out. The closing of both the initial RSE W421 Investment and the W421 Property occurred concurrently.

The RSE W421 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W421 Investment (the “RSE W421 Operative Agreements”), we have full authority for the management of the RSE W421 Controlled Subsidiary, including the W421 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE W421 Investment, paid directly by the RSE W421 Controlled Subsidiary.

The W421 Property was acquired for a purchase price of approximately $7,325,000, which includes the acquisition fee of approximately $72,500. We anticipate incurring minor development costs of approximately $610,000 mainly consisting of tenant improvements and leasing commissions to lease up and stabilize the asset, which, if accurate, would bring the total projected equity for the W421 Property to approximately $7,935,000. The development work is anticipated to occur within one year; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W421 Property.

The W421 Property made up of one building and is located in the 90016 zip code of Los Angeles, CA. The W421 Property was delivered vacant upon close of escrow. The building was originally constructed in 1952. The seller worked on an adaptive reuse project in 2018 to convert the use from manufacturing to office and obtained a Certificate of Occupancy in 2019 for the building. The building foundation is concrete slab-on-grade with two mezzanine spaces along each side of the building. The superstructure consists of brick masonry load-bearing walls and wooden decking supported by wooden trusses.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W421	11.0% - 17.6%	$300,000	$310,000	4.0%	4.0%	4.25%	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.